*Via Facsimile and U.S. Mail*

August 20, 2010

Thomas E. Werner
Senior Vice President, Finance and Chief
Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

**Re:   Hospira, Inc.**
      **Form 10-K for the Fiscal Year Ended December 31, 2009**
      **Definitive Proxy Statement on Schedule 14A**
      **Filed March 26, 2010**
      **File Number:  001-31946**

Dear Mr. Werner:

        We have completed our review of your filings and do not have any further
comments at this time.

                                        Sincerely,


                                        Jeffrey Riedler
                                        Assistant Director